Dechert LLP

40-33

811-4438

04020080

BOSTON
BRUSSELS
CHARLOTTE
FRANKFURT
HARRISBURG
HARTFORD
LONDON
LUXEMBOURG
MUNICH
NEW YORK
NEWPORT BEACH
PALO ALTO
PARIS
PHILADELPHIA
PRINCETON
SAN FRANCISCO
WASHINGTON

March 19, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir/Madam:

On behalf of Aberdeen Australia Equity Fund, Inc. ("Fund"), I enclose a proposed stipulation of dismissal with prejudice of a purported, but never certified, class action filed in the United States District Court in Newark, New Jersey by Full Value Partners, L.P., a Fund shareholder. We filed the complaint in this case with the SEC on June 27, 2003.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided. If you have any questions, please contact me at 202-261-3305.

Sincerely,

Melvin A. Schwarz

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

Law Offices of Dechert LLP
1775 I St., N.W. • Washington, DC 20006-2401 • Tel: 202.261.3300 • Fax: 202.261.3333 • www.dechert.com

LAW OFFICES
DECHERT LLP
A PENNSYLVANIA LIMITED LIABILITY PARTNERSHIP
PRINCETON PIKE CORPORATE CENTER
(MAIL TO) P.O. BOX 5218, PRINCETON, NEW JERSEY 08543 5218
(DELIVER TO) 997 LENOX DRIVE, BUILDING THREE, SUITE 210
LAWRENCEVILLE, NEW JERSEY 08648
[HS-6886]
(609) 620-3200
ATTORNEYS FOR DEFENDANT, THE ABERDEEN AUSTRALIA EQUITY FUND, INC.

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

| | |
|---|---|
| FULL VALUE PARTNERS, L.P., individually and on behalf of a class of persons similarly situated,<br><br>Plaintiffs,<br><br>vs.<br><br>ABERDEEN AUSTRALIA EQUITY FUND, INC., et al.,<br><br>Defendants. | CIVIL ACTION NO. 03 Civ. 1210 (JCL)<br><br>**STIPULATION OF DISMISSAL WITH PREJUDICE** |

IT IS HEREBY STIPULATED AND AGREED by and between Counsel for the plaintiff, Full Value Partners, L.P. and counsel for defendant, Aberdeen Australia Equity Fund, Inc. ("Fund"), that:

(1) the Fund is the only named defendant that has appeared in this action because the other defendants assert that they have not been properly served with the summons and complaint, and

(2) the Complaint in this action and all causes of action set forth therein are dismissed as against all parties with prejudice pursuant to Fed. R. Civ. P. 41(a). Fees and costs shall be borne by each party except to the extent provided in the parties' settlement agreement.

The parties note that, although plaintiff alleged in its complaint that this action should be certified as a class action by the Court, no such motion for class certification has been filed by plaintiff (because Aberdeen filed a motion to dismiss) or granted by the Court, and defendants' motion to dismiss the complaint is pending. In such circumstances, no notice to the alleged class is required by Fed. R. Civ. P. 23(c) (as recently amended). The parties note in addition that the fact that the Fund is putting certain matters relating to the bylaws at issue in the Lawsuit to a vote of the Fund's stockholders in connection with the Fund's 2004 annual meeting of stockholders, and that the Fund has reinstated its managed distribution policy, as well as the material terms of the settlement agreement among the parties, will in any event be disclosed in public filings by the defendant Fund.

STIPULATED AND AGREED TO:

David A. Nicolette
Nicolette & Perkins
3 University Plaza, 5th Floor
Hackensack, NJ 07601
(201) 488-9080

Of counsel:
Gregory E. Keller
Harnes & Keller LLP
964 Third Avenue, 7th Floor
New York, NY 10022
(212) 755-0022

Attorneys for Plaintiff Full Value Partners, LP.

DATED:

John J. Sullivan
Joyce Chen Shueh
DECHERT LLP
A Pennsylvania Limited Liability Partnership
Princeton Pike Corporate Center
P.O. Box 5218
Princeton, NJ 08543-5218
(609) 620-3200

Of counsel:
Melvin A. Schwarz
DECHERT LLP
1775 I St. NW
Washington, DC 20006
(215) 261-3300

Attorneys for Defendant Aberdeen Australia Equity Fund, Inc.

DATED: